UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ASUR	Breakstone Group
Lic. Adolfo Castro	Michael Fehle/Susan Borinelli
(52) 55-5284-0408	(646) 452-2336
acastro@asur.com.mx	mfehle@breakstone-group.com

ASUR CALL FOR A SHAREHOLDER’S MEETING

Mexico City, April 4, 2006, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) announced that the General Extraordinary and General Ordinary Shareholders' Meeting will be held on April 27, 2006.

The following is the complete text of the call for the shareholders meeting:

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.

CALL FOR A SHAREHOLDERS’ MEETING

By resolution of the Board of Directors adopted at the meeting held on March 17, 2006 and pursuant to the provisions of Articles Thirty-six and Thirty-seven and other provisions of the by-laws of Grupo Aeroportuario del Sureste, S.A. de C.V. (the Company) and Articles 181, 182, and 183 of the General Corporations Law (“Ley General de Sociedades Mercantiles”), the Company’s shareholders are hereby called to attend the General Extraordinary and Annual Ordinary Shareholders’ Meeting (the Meeting), which will take place at 10:00 a.m. on April 27, 2006, at the Company’s offices in Bosque de Alisos, No. 47-A 3rd Floor, Colonia Bosques de las Lomas, 05120 Mexico City, Mexico to discuss the following:

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

I.

Discussion and, if applicable, amendment and restatement of the Company’s bylaws in order to organize the Company as a Sociedad Anónima Bursátil under the new Mexican Securities Market Law as described in the summary of changes to the bylaws provided to shareholders.

II.	Appointment of delegates to formalize the resolutions adopted by the General Extraordinary Shareholders Meeting. Resolutions thereof.

GENERAL ANNUAL ORDINARY SHAREHOLDERS MEETING

I.

Presentation and approval of the report of the Board of Directors in terms of Article 172 of the General Law of Commercial Companies in connection with the operations and results for the fiscal year ended December 31, 2005; presentation and

1

approval of the annual report of the Audit Committee regarding its activities as provided by Article 14 Bis 3 of the Securities Market Law (“Ley del Mercado de Valores”); presentation and approval of the report of the Statutory Auditor; presentation and approval of the individual and consolidated financial statements of the company for the fiscal year ended December 31, 2005; presentation of the report of the Nominations and Compensations Committee. Resolutions thereof.

II.

Proposal regarding the application of the Company’s results for the year ended December 31, 2005; proposal to increase the legal reserve of the Company by $28’159,429.50 Mexican pesos; proposal to increase the reserve account for the repurchase of the Company’s shares by $247’705,216.84 Mexican pesos. Resolutions thereof.

III.	Proposal of the Board of Directors to pay a net ordinary cash dividend of Mx$0.682 of a Mexican peso per share, to each one of the Series “B” and “BB” outstanding shares. Resolutions thereof.

IV.	Appointment and/or ratification of the members of the Board of Directors and Statutory Auditors and their alternates. Resolutions thereof.

V.	Appointment and/or ratification of the members of the Company’s Committees. Resolutions thereof.

VI.	Appointment of members of the Audit Committee in compliance with the requirements of the new Mexican Securities Market Law; appointment of the Chair of the Audit Committee. Resolutions thereof.

VII.

Resolutions regarding the remuneration to be paid to members and, if applicable, their alternates, of the Board of Directors, Statutory Auditors and members Committees of the Company; Resolutions thereof.

VIII.	Cancellation of Series “B” Class II shares of treasury stock. Resolutions thereof.

IX.	Appointment of Delegates in order to formalize the resolutions adopted in this General Annual Ordinary Shareholders’ Meeting. Resolutions thereof.

In order to have the right to attend the Meeting, the shareholders must be registered in the Shareholders’ Registry Book of the Company, which will be closed on April 24, 2006, three business days prior to the date of the Meeting.

In order to have the right to attend the Meeting, the shareholders shall deposit their share certificates at the Company’s offices previously mentioned, at the S.D. Indeval, S.A. de

C.V., Institución para el Depósito de Valores, or at any national or foreign credit institution, and present to the Company the corresponding receipt no later than one business day prior to the date of the Meeting and obtain from the Company the admission card and the applications

2

that the shareholders may use to be duly represented at the Meeting in terms of Article 14 Bis 3 of the Securities Market Law.

Please be advised that in order to obtain an admissions card, brokerage houses and other financial intermediaries shall deliver a list containing the name, address, and nationality of, and number of shares held by, the shareholders that they represent.

The shares deposited at the Company by the shareholders for purposes of attending the Meeting will not be returned until the Meeting has ended, through a receipt issued to the shareholder or attorney-in-fact for such shares.

The shareholders may attend the Meeting personally or be represented by a person or persons duly empowered by a proxy letter signed by two witnesses, through an application in terms of Article 14 Bis 3 of the Securities Market Law, or by any other form of representation granted in accordance with law.

Furthermore, please be advised that the supporting documentation for the adoption of the resolutions of the Meeting hereby called, and the application previously mentioned, will be available for shareholders at the Company’s secretariat upon fifteen days prior to the date of the Meeting.

Mexico City, April 4, 2006

_____________________________

Alberto de la Parra Zavala

Secretary of the Board of Directors

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

                                            By:       /s/ ADOLFO CASTRO RIVAS

                                        Adolfo Castro Rivas

                                        Director of Finance

Date: April 4, 2006